Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero
jcorriero@stradley.com
215.564.8528
June 2, 2023

Via EDGAR Transmission
Melissa McDonough
Samantha Brutlag
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	FlexShares® Trust (the “Trust”)
File Nos. 333-173967 and 811-22555

Dear Mses. McDonough and Brutlag:

I am writing in response to the comments you provided via telephone on May 25, 2023, and May 26, 2023, to the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations (the “Reorganizations” and, each, a “Reorganization”) of the FlexShares® International Quality Dividend Defensive Index Fund and FlexShares® Quality Dividend Dynamic Index Fund (each, a “Target Fund” and, together, the “Target Funds”) with and into the FlexShares® International Quality Dividend Index Fund and FlexShares® Quality Dividend Index Fund (each, an “Acquiring Fund” and, together, the “Acquiring Funds”), respectively, each a series of the Trust. The Target Funds and the Acquiring Funds are collectively referred to herein as the “Funds.” The Registration Statement was filed with the U.S. Securities and Exchange Commission on May 10, 2023, pursuant to Rule 488 under the Securities Act of 1933. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.	Please explain to the staff supplementally why no shareholder vote or proxy is required to approve the Reorganizations.

RESPONSE: The Reorganizations meet the requirements of Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”) to proceed without a shareholder vote. Under Rule 17a-8, shareholder approval of a Reorganization is not required if (a) no fundamental policy of a Target Fund is materially different from a policy of the corresponding Acquiring Fund; (b) no advisory agreement of a Target Fund is materially different from that of the corresponding Acquiring Fund; (c) the Trustees who are not “interested persons,” as defined in the 1940 Act (“Independent Trustees”), of a Target Fund who were elected by shareholders comprise a majority of the Independent Trustees of the corresponding Acquiring Fund; and (d) any distribution fees authorized to be paid by an Acquiring Fund pursuant to its plan adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plan”) are no greater than the distribution fees authorized to be paid by the corresponding Target Fund pursuant to its Rule 12b-1 plan.  The Trust confirms that (a) the fundamental policies of each Target Fund are materially similar to its corresponding Acquiring Fund; (b) the advisory agreement is the same for the Funds; (c) the Independent Trustees are identical, as each Target Fund and Acquiring Fund has the same Board of Trustees; and (d) the Rule 12b-1 fees under their respective Rule 12b-1 plans are the same for each Acquiring Fund and its corresponding Target Fund (although none of the Funds have been authorized to pay Rule 12b-1 fees). Accordingly, each Reorganization satisfies the requirements of Rule 17a-8 to proceed without shareholder approval.

2.	Please include disclosure in the Registration Statement identifying the accounting survivor for each Reorganization.

RESPONSE: The Trust confirms that the “Supplemental Financial Information” section of the Statement of Additional Information (“SAI”) included in the Registration Statement will be revised to state that each Acquiring Fund will be the accounting survivor of its respective Reorganization.

3.
Page 3 of the Joint Prospectus/Information Statement includes the following sentence under the section describing the “Principal Investments Risks” for the Reorganization of the FlexShares® International Quality Dividend Defensive Index Fund into the FlexShares® International Quality Dividend Index Fund: “The principal investment risks for the Target Fund and Acquiring Fund are identical.”  Please bold the referenced sentence to give it more prominence.

RESPONSE: The Trust confirms that the requested change will be made.

4.
Page 9 of the Joint Prospectus/Information Statement includes the following sentence under the section describing the “Principal Investments Risks” for the Reorganization of the FlexShares® Quality Dividend Dynamic Index Fund into the FlexShares® Quality Dividend Index Fund: “The principal investment risks for the Target fund and Acquiring Fund are substantially similar.”  Please disclose or summarize the differences before describing the risks.

RESPONSE: The Trust confirms that the relevant paragraph will be revised as follows:

The principal investment risks for the Target fund and Acquiring Fund are substantially similar. More specifically, both Funds are subject to the same principal investment risks except that only the Acquiring Fund currently discloses Information Technology Sector Risk as a principal investment risk. Even though the Target Fund and Acquiring Fund share the same types of risks, the degree of such risks may vary.  Each Fund’s relative risk/return profile cannot be determined by the following risk descriptions and comparisons alone. However, the Target Fund and Acquiring Fund share a substantially similar risk/return profile.

5.
Please confirm in correspondence that the fees presented in the fee tables beginning on page 14 of the Joint Prospectus/Information Statement included in the Registration Statement are the most current in accordance with Item 3 of Form N-14.

RESPONSE: The Trust confirms that the fees presented in the fee tables are the most current in accordance with Item 3 of Form N-14. The Trust also refers the staff to the Funds’ prospectus dated March 1, 2023, which includes the same fees.

6.	Page 16 of the Joint Prospectus/Information Statement provides, “[t]he FlexShares® Quality Dividend Dynamic Index Fund anticipates that any sales of portfolio securities by its corresponding

Acquiring Fund as a result of its Reorganization (as distinct from normal portfolio turnover) will be limited in scope and likely not result in any significant amounts of capital gains to be distributed to shareholders by the Acquiring Fund.”  The staff has two comments on this disclosure:

a.
First, please revise this disclosure to be consistent with other disclosure on materiality of the repositioning, such as the disclosure in the “Supplemental Financial Information” section of the SAI, which provides that the Reorganizations are expected to result in a material change to each Target Fund’s investment portfolio.

b.
Second, if there are capital gains to be distributed to Target Fund shareholders, the estimated amounts need to be quantified in dollars and on a per share basis and disclosed in the Registration Statement for each Reorganization.

RESPONSE:

	a.	The Trust will revise the disclosure on page 16 of the Joint Prospectus/Information Statement as follows to address the staff’s concern on conflicting disclosures:

The FlexShares® Quality Dividend Dynamic Index Fund anticipates that any sales of portfolio securities by its corresponding Acquiring Fund as a result of its Reorganization (as distinct from normal portfolio turnover) will ~~be limited in scope and~~ likely not result in any significant amounts of capital gains to be distributed to shareholders by the Acquiring Fund.

	b.	The Trust does not currently anticipate that any capital gains will be distributed to Target Fund shareholders in either Reorganization, primarily due to offsetting capital losses.

7.	Pages 26 and 27 of the Joint Prospectus/Information Statement include references to “Exhibit A.” Please bold the sentences including such references to give them more prominence.

RESPONSE: The Trust confirms that the requested change will be made.

8.	Page 28 of the Joint Prospectus/Information Statement includes similar disclosure to the above. Please revise to be consistent with any revisions made in response to Comment 6.a, as applicable.

RESPONSE: The Trust will revise the disclosure on page 28 of the Joint Prospectus/Information Statement to align with the revision noted above in response to Comment 6.a.

9.
Please confirm in correspondence that there have been no material changes to the capitalization tables included on page 30 of the Joint Prospectus/Information Statement since the most recent balance sheet that should be reflected in those tables.

RESPONSE: The Trust confirms that the capitalization tables for both Reorganizations will be updated to reflect information as of May 31, 2023.

10.	In the second paragraph of the “Supplemental Financial Information” section included in the SAI, please disclose, where discussing the repositionings, the estimated amount of Target Fund securities that will be sold as a percentage amount for each Reorganization. This information may be presented as of October 31, 2022, to be consistent with the existing disclosure.

RESPONSE: The Trust will revise the second paragraph under the “Supplemental Financial Information” section included in the SAI as follows:

The Reorganizations are expected to result in a material change to each Target Fund’s investment portfolio due to the investment restrictions of the corresponding Acquiring Funds.  Accordingly, schedules of investments of each Target Fund as of the most recent fiscal year ended October 31, 2022, are set forth below. For illustrative purposes only, footnote disclosure has been added to the schedules of investments to indicate hypothetical changes to each Target Fund’s investment portfolio as if each Reorganization had occurred on October 31, 2022. Based on the information presented, and assuming each Reorganization had occurred on October 31, 2022, it is estimated that approximately 40% of the FlexShares® International Quality Dividend Defensive Index Fund’s portfolio securities and approximately 8% of the FlexShares® Quality Dividend Dynamic Index Fund’s portfolio securities would have been sold in connection with their respective Reorganizations. Costs associated with the actual repositioning of any Target Fund portfolio securities resulting from a Reorganization will be paid by NTI. It is currently estimated that the costs to be borne by NTI in connection with such repositionings will be approximately $10,000 (or 0.034%) for the FlexShares® International Quality Dividend Index Fund and approximately $3,000 (or 0.017%) for the FlexShares® Quality Dividend Index Fund. The schedules of investments as of October 31, 2022 do not reflect current portfolio holdings of a Target Fund or any rebalances or reconstitutions that have been implemented after October 31, 2022, but before the date of this SAI. Had those rebalances and/or reconstitutions been identified in the schedules of investments as of October 31, 2022, additional securities unrelated to investment restrictions of the corresponding Acquiring Fund and the related Reorganization would have been identified as securities no longer held by the applicable Target Fund. In addition, the schedules of investments as of October 31, 2022 do not reflect changes to the current portfolio holdings of a Target Fund arising from any rebalances or reconstitutions that will be implemented after the date of this SAI.  Each Target Fund discloses its portfolio holdings and the percentages they represent of the Target Fund’s net assets each day the Target Funds are open for business online at flexshares.com.

11.	Please also disclose for each Reorganization the estimated costs, in dollars and basis points, associated with the sale of those Target Fund positions.

RESPONSE: The Trust confirms it will add the requested disclosure in the form presented in response to Comment 10 above.

* * *

Thank you for your comments.  Please feel free to contact me at (215) 564-8528 or, in my absence, Michael D. Mabry at (215) 564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Jose Del Real, Esq.
Michael D. Mabry, Esq.
Shawn A. Hendricks, Esq.